UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-34238

THE9 LIMITED

17 Floor, No. 130 Wu Song Road

Hong Kou District, Shanghai 200080

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

The9 Signed a Definitive Share Purchase Agreement to Invest in Digital Human AIGC Platform as a service company, Shenma Limited.

Shanghai, China, May 30, 2024

The9 Limited (Nasdaq: NCTY) (“The9”), an established Internet company, today announced that following entry into the term sheet, it signed a definitive share purchase agreement (the “Agreement”) with Shenma Limited (“Shenma”), a company operating digital human AIGC platform as a service in China, with the final negotiated terms to purchase 19% shares of Shenma in exchange for cash payment (which has been paid upon signing of the term sheet) and issuance of The9’s restricted shares.

Pursuant to the Agreement, The9’s total consideration for the equity stake in Shenma consists of cash consideration of US$1.0 million and issuance of 417,880,500 restricted Class A ordinary shares (equivalent to 1,392,935 ADSs). The restricted Class A ordinary shares to be issued to Shenma will be subject to lock-up conditions and will only be released according to the following schedule: (i) when the market capitalization of The9 reaches US$200,000,000, 33,938,400 Class A Ordinary shares (equivalent to 113,128 ADSs) of The9 shall be released from the lock-up; (ii) when the market capitalization of The9 reaches US$500,000,000, 13,575,300 Class A Ordinary shares (equivalent to 45,251 ADSs) of The9 shall be released from the lock-up, and (iii) when the market capitalization of The9 reaches US$1,000,000,000, 6,787,800 Class A Ordinary shares (equivalent to 22,626 ADSs) of The9 shall be released from the lock-up. The rest of the issued Class A shares shall be released from the lock-up when the following conditions are met: Shenma completes the Qualified IPO with valuation higher than US$200 million.

As of the date hereof, the total number of issued and outstanding shares of The9 is 2,411,610,427 (equivalent to 8,038,701 ADSs), being the sum of 2,398,003,093 Class A ordinary shares and 13,607,334 Class B ordinary shares.

Safe Harbor Statement

This current report contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond The9’s control. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The9’s goal and strategies; The9’s expansion plans; The9’s future business development, financial condition and results of operations; The9’s expectations regarding demand for, and market acceptance of, its products and services; The9’s expectations regarding keeping and strengthening its relationships with business partners it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in The9’s filings with the SEC. All information provided in this current report is as of the date hereof, and The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

The9 Limited

17 Floor,

No. 130, Wu Song Road,

Hong Kou District,

Shanghai 200080, PRC

About The9 Limited

The9 Limited (The9) is an Internet company listed on Nasdaq in 2004. The9 aims to become a global diversified high-tech Internet company and is engaged in blockchain business including the operation of cryptocurrency mining. The9 is also stepping into AI application business in different industries.

Investor Relations Contact

Ms. Rebecca Cai
Investor Relations Specialist
The9 Limited
Tel: +86 (21) 6108-6080
Email: IR@corp.the9.com

Website: www.the9.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By	:	/s/ Geroge Lai
Name:	:	George Lai
Title:	:	Director and Chief Financial Officer

Date: May 30, 2024